UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Polypore International, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

73179V103
(CUSIP Number)

June 8, 2012
(Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to
which this Schedule 13G is filed:
     [_] Rule 13d-1(b)
     [x] Rule 13d-1(c)
     [_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting
person's initial filing on this form with respect to the subject class
of securities, and for any subsequent amendment containing information
which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not
be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of
that section of the Act but shall be subject to all other provisions of
the Act (however, see the Notes).

CUSIP No. 73179V103	Page 2 of 9 Pages

1. Names of Reporting Persons.

Longview Asset Management, LLC (36-4245844)

2. Check the Appropriate Box if a Member of a Group
(a) [_]
(b) [x]

3. SEC Use Only

4. Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
	6. Shared Voting Power 2,800,721**
	7. Sole Dispositive Power 0
	8. Shared Dispositive Power 2,800,721**

9. Aggregate Amount Beneficially Owned by Each Reporting Person
2,800,721**

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(see instructions)   [_]

11. Percent of Class Represented by Amount in Row (9)
6.0%**

12. Type of Reporting Person (see instructions)
OO

**See Item 4

CUSIP No. 73179V103	Page 3 of 9 Pages

1.   Names of Reporting Persons.

Geoffrey F. Grossman, not individually but solely as Trustee of the Edward Memorial Trust

2.   Check the Appropriate Box if a Member of a Group
(a) [_]
(b) [x]

3.   SEC Use Only

4.   Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
	6. Shared Voting Power 2,800,721**
	7. Sole Dispositive Power 0
	8. Shared Dispositive Power 2,800,721**

9.   Aggregate Amount Beneficially Owned by Each Reporting Person
2,800,721**

10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)   [_]

11.   Percent of Class Represented by Amount in Row (9)
6.0%**

12.   Type of Reporting Person (see instructions)
IN

**See Item 4

Item 1(a). NAME OF ISSUER:

Polypore International, Inc., a Delaware corporation (the
"Company")

Item 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

11430 North Community House Road, Suite 350
Charlotte, North Carolina 28277

Item 2(a). NAME OF PERSON FILING:

The persons filing this statement are Longview Asset Management,
LLC ("Longview") and Geoffrey F. Grossman ("Mr. Grossman"), not
individually but solely as Trustee of the Edward Memorial Trust (the
"Edward Memorial Trust") (collectively, the "Reporting Persons").

Item 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of Longview is:

222 North LaSalle Street, Suite 2000
Chicago, Illinois 60601

The address of the business office of Mr. Grossman is:

c/o Seyfarth Shaw LLP
131 South Dearborn Street, Suite 2400
Chicago, Illinois 60603

Item 2(c). CITIZENSHIP:

Citizenship is set forth in Row 4 of the cover page for each
Reporting Person hereto and is incorporated herein by reference for each
such Reporting Person.

Item 2(d). TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.01 per share (the "Common Stock")

Item 2(e). CUSIP Number: 73179V103

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13 d-
2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

    (a) [_] Broker or dealer registered under Section 15 of the Act,
    (b) [_] Bank as defined in Section 3(a)(6) of the Act,
    (c) [_] Insurance company as defined in Section 3(a)(19) of the
             Act,
    (d) [_] Investment company registered under Section 8 of the
             Investment Company Act of 1940,
    (e) [_] Investment Adviser in accordance Rule 13d-1(b)(1)(ii)(E),
    (f) [_] Employee Benefit Plan or Endowment Fund in accordance with
             Rule 13d-1(b)(1)(ii)(F),
    (g) [_] Parent Holding Company or control person in accordance
             with Rule 13d-1(b)(1)(ii)(G),
    (h) [_] Savings Association as defined in Section 3(b) of the
             Federal Deposit Insurance Act,
    (i) [_] Church Plan that is excluded from the definition of an
             investment company under Section 3(c)(14) of the
             Investment Company Act of 1940,
    (j) [_] Non-U.S. institution in accordance with Rule 13d-
             1(b)(1)(ii)(J);
    (k) [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with 13d-
1(b)(1)(ii)(J), please specify the type of institution:

Item 4. OWNERSHIP.

The information as of the filing date required by Item 4 is set forth in
Rows 5-11 of the cover page for each Reporting Person hereto and is
incorporated herein by reference for each such Reporting Person. The
Company's Quarterly Report on Form 10-Q filed with the Securities and
Exchange Commission for the quarter ending March 31, 2012 indicates that
there were 46,533,576 shares of Common Stock outstanding as of April 25,
2012. The percentage set forth in Row 11 of the cover page for each
Reporting Person is based on 46,533,576 shares of Common Stock
outstanding.

The Reporting Persons may be deemed to beneficially own (as that term is
defined in Rule 13d-3 under the Securities Exchange Act of 1934, as
amended (the "Act")), in the aggregate, 2,800,721 shares of Common Stock
("Shares"). The information set forth in the cover pages hereto is
hereby incorporated by reference in its entirety herein by reference
thereto.

Longview's principal business is managing investment portfolios for its clients (collectively, the "Longview Clients"). Longview has sole voting and dispositive power over the Shares held in Longview Clients' securities accounts and, accordingly, is deemed to be a beneficial owner for purposes of Rule 13d-3 under the Act. Under the terms of the Amended and Restated Limited Liability Company Agreement of Longview, dated July 1, 2003, Edward Memorial Trust, as Managing Member of Longview, reserves the power to manage and control the business and affairs of Longview. Each of Mr. Grossman, not individually but as Trustee of the Edward Memorial Trust, the Edward Memorial Trust and Longview disclaims beneficial ownership of the Shares, except to the extent of a pecuniary interest therein.

Item 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10. CERTIFICATION.

> By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit 1: Joint Filing Agreement, dated as of June 18, 2012, by and between Longview Asset Management, LLC, and Geoffrey F. Grossman, not individually but as Trustee of the Edward Memorial Trust.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

DATED: June 18, 2012

LONGVIEW ASSET MANAGEMENT, LLC

By: /s/ Angela Newhouse
Angela Newhouse, Vice President and Chief Compliance Officer

EDWARD MEMORIAL TRUST

By: /s/ Geoffrey F. Grossman
Geoffrey F. Grossman, Trustee

EXHIBIT 1

JOINT FILING AGREEMENT

      This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, par value $0.01 per share, of Polypore International, Inc. is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

DATED: June 18, 2012

LONGVIEW ASSET MANAGEMENT, LLC

By: /s/ Angela Newhouse
Angela Newhouse, Vice President and Chief Compliance Officer

EDWARD MEMORIAL TRUST

By: /s/ Geoffrey F. Grossman
Geoffrey F. Grossman, Trustee